FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2016

Commission File Number: 001-12102

 YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)
  Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS
ITEM

1    Translation of letter to the Buenos Aires Stock Exchange dated December 14, 2016

TRANSLATION
Autonomous City of Buenos Aires, December 14, 2016

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Re: Changes in the Senior Management Structure of YPF S.A.

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VII of the Buenos Aires Stock Exchange Regulations, in order to report changes in the Senior Management Structure of YPF S.A. ("YPF" or the "Company").

In that connection, please be advised that the Board of Directors, at its meeting on December 14, 2016, approved the following changes:

I.	The restructuring of two Vice-Presidencies by the reorganization and distribution of their current functions within the entire YPF organization:

(i)	The Vice-Presidency of Strategy and Business Development is converted to the Vice-Presidency of Business Development and Project Architecture.

(ii)	The Vice-Presidency of Shared Services is converted to the Vice-Presidency of Supply Chain.

II.
The role of Chief Information Officer (CIO) is elevated to Senior Management Structure, today as a part of the Vice Presidency of Quality, Environment, Health and Security, transforming it into the Executive Management of Technology and Innovation (CTO).

III.	The appointment of Mr. Sergio Giorgi to serve as Vice President of Business Development and Project Architecture and Mr. Fernando Giliberti to serve as Vice President of Supply Chain.

The position of Executive Manager of Technology and Innovation is vacant, and the Company is in the process of candidates' selection.

Yours faithfully,

Daniel González
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: December 16, 2016	By:	/s/ Daniel González
	Name: Title:	Daniel González Market Relations Officer